82-5198

CENTER TELECOM

JOINT-STOCK CENTRAL TELECOMMUNICATION COMPANY
Degtiarny per., 6/2, Moscow, GSP-3, 125993, Russia Phone: +7(095) 209-33-25. Fax: +7 (095) 209-30-07. E-mail: info@centertelecom.ru

ref.№ 08-15/308 date 22.12.2004 [redacted]er ____________

04054078

SUPPL

Securities and Exchange Commission
Office of International Finance
Corporate Finance Division
450 Fifth Street, NW
Washington, DC 20549-1044, USA

Dear Sirs!

Pursuant to Depositary Agreement of September 4, 2001 as revised and amended on December 10, 2001, JSC CenterTelecom is duly submitting to the US Securities and Exchange Commission the following public reports and documents required in accordance with the Russian Law or stipulated otherwise, according to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

1. Notice of a material fact (Information about securities issue undertaken by the issuer) (2 instances).
2. Information about changes in the ownership share of persons who are members of the Board of Directors (Supervisory Board) of the issuer, members of the collective executive body of the issuer, as well as of the person holding the office (performing the duties) of the sole person executive body of the issuer, including those of the managing organization or the administrator, in the charter (legal) capital of the issuer, and charter capitals of the daughter and affiliated companies of the issuer, and/or about changes in the percentage of ordinary shares of the issuer and its daughter and affiliated companies owned by the said persons (3 instances).
3. Information about an agreement concluded by the issuer with a stock exchange based on which the issuer's securities are listed on the exchange (a contract with a trading arranger on inclusion of the issuer's securities in the list of securities admitted for trading by the trading arranger on securities market).

Yours sincerely,

dlw 1/4

R. Amaryan,
General Director
JSC CenterTelecom

Encl.

№ 82-5198

CENTERTELECOM

Information about changes in the ownership share of persons who are members of the Board of Directors (Supervisory Board) of the issuer, members of the collective executive body of the issuer, as well as of the person holding the office (performing the duties) of the sole person executive body of the issuer, including those of the managing organization or the administrator, in the charter (legal) capital of the issuer, and charter capitals of the daughter and affiliated companies of the issuer, and/or about changes in the percentage of ordinary shares of the issuer and its daughter and affiliated companies owned by the said persons

1. ***Joint-Stock Central Telecommunication Company (JSC CenterTelecom)***

2. Domicile: ***23 Proletarskaya Street, Moscow Region, Khimky, 141400, Russia***

3. Taxpayer Identification Number (INN): ***5000000970***

4. Code of the issuer: ***00194-4***

5. Internet page used for posting notices of information that may materially affect prices of the issuer's securities: http://www.centertelecom.ru/index.html?d=739

6. Surname, given name and middle name, title of the person in question:

Mr. Amaryan Ruben Andronikovich, General Director of JSC CenterTelecom, member of the collective governing body (the Management Board) of JSC CenterTelecom, member of the Board of Directors of JSC CenterTelecom.

7. Full name and registered domicile of the organization in the charter capital of which the person's ownership share has changed:

Joint-Stock Central Telecommunication Company

23 Proletarskaya Street, Moscow Region, Khimky, 141400, Russia

8. The person's ownership share in the Charter capital of the issuer before the change: ***0.0168%***

The percentage of ordinary shares of the Issuer owned by the person before the change: ***0.0224%***

9. The person's ownership share in the Charter capital of the issuer after the change: ***0,0172%***

The percentage of ordinary shares of the Issuer owned by the person after the change: ***0,0230%***

10. The date on which the Issuer knew about changes in the ownership share of the said person in the Charter capital: ***December 17, 2004***.

R. Amaryan
General Director
JSC CenterTelecom

Seal

Date: December 17, 2004

N 82-5798

CENTER TELECOM

Information about changes in the ownership share of persons who are members of the Board of Directors (Supervisory Board) of the issuer, members of the collective executive body of the issuer, as well as of the person holding the office (performing the duties) of the sole person executive body of the issuer, including those of the managing organization or the administrator, in the charter (legal) capital of the issuer, and charter capitals of the daughter and affiliated companies of the issuer, and/or about changes in the percentage of ordinary shares of the issuer and its daughter and affiliated companies owned by the said persons

1. ***Joint-Stock Central Telecommunication Company (JSC CenterTelecom)***
2. Domicile: ***23 Proletarskaya Street, Moscow Region, Khimky, 141400, Russia***
3. Taxpayer Identification Number (INN): ***5000000970***
4. Code of the issuer: ***00194-4***
5. Internet page used for posting notices of information that may materially affect prices of the issuer's securities: http://www.centertelecom.ru/index.html?d=64
6. Surname, given name and middle name, title of the person in question:
Mr. Lokotkov Aleksey Alekseevich, First Deputy General Director – Financial Director of JSC CenterTelecom, member of the collective governing body (the Management Board) of JSC CenterTelecom.
7. Full name and registered domicile of the organization in the charter capital of which the person's ownership share has changed:
Joint-Stock Central Telecommunication Company
23 Proletarskaya Street, Moscow Region, Khimky, 141400, Russia
8. The person's ownership share in the Charter capital of the issuer before the change: ***0.0060%***
The percentage of ordinary shares of the Issuer owned by the person before the change: ***0.0079%***
9. The person's ownership share in the Charter capital of the issuer after the change: ***0.0062%***
The percentage of ordinary shares of the Issuer owned by the person after the change: ***0.0083%***
10. The date on which the Issuer knew about changes in the ownership share of the said person in the Charter capital: ***December 15, 2004.***

R. Amaryan
General Director
JSC CenterTelecom

Seal

Date: December 15, 2004

82 - 5198

CENTER TELECOM

Information about changes in the ownership share of persons who are members of the Board of Directors (Supervisory Board) of the issuer, members of the collective executive body of the issuer, as well as of the person holding the office (performing the duties) of the sole person executive body of the issuer, including those of the managing organization or the administrator, in the charter (legal) capital of the issuer, and charter capitals of the daughter and affiliated companies of the issuer, and/or about changes in the percentage of ordinary shares of the issuer and its daughter and affiliated companies owned by the said persons

1. ***Joint-Stock Central Telecommunication Company (JSC CenterTelecom)***
2. Domicile: ***23 Proletarskaya Street, Moscow Region, Khimky, 141400, Russia***
3. Taxpayer Identification Number (INN): ***5000000970***
4. Code of the issuer: ***00194-4***
5. Internet page used for posting notices of information that may materially affect prices of the issuer's securities: http://www.centertelecom.ru/index.html?d=64
6. Surname, given name and middle name, title of the person in question:

Mr. Amaryan Ruben Andronikovich, General Director of JSC CenterTelecom, member of the collective governing body (the Management Board) of JSC CenterTelecom, member of the Board of Directors of JSC CenterTelecom.

7. Full name and registered domicile of the organization in the charter capital of which the person's ownership share has changed:

Joint-Stock Central Telecommunication Company
23 Proletarskaya Street, Moscow Region, Khimky, 141400, Russia

8. The person's ownership share in the Charter capital of the issuer before the change: ***0.0165%***

The percentage of ordinary shares of the Issuer owned by the person before the change: ***0.0220%***

9. The person's ownership share in the Charter capital of the issuer after the change: ***0,0168%***

The percentage of ordinary shares of the Issuer owned by the person after the change: ***0,0224%***

10. The date on which the Issuer knew about changes in the ownership share of the said person in the Charter capital: ***December 15, 2004.***

R. Amaryan
General Director
JSC CenterTelecom

Seal

Date: December 15, 2004

82-5198

CENTERTELECOM

INFORMATION ABOUT AN AGREEMENT CONCLUDED BY THE ISSUER WITH A STOCK EXCHANGE BASED ON WHICH THE ISSUER'S SECURITIES ARE LISTED ON THE EXCHANGE (A CONTRACT WITH A TRADING ARRANGER ON INCLUSION OF THE ISSUER'S SECURITIES IN THE LIST OF SECURITIES ADMITTED FOR TRADING BY THE TRADING ARRANGER ON SECURITIES MARKET)

1. Full corporate name of the issuer: **Joint-Stock Central Telecommunication Company**
2. Domicile of the issuer: **23 Proletarskaya Street, Khimki, Moscow region, 141400, Russia**
3. Taxpayer identification number assigned to the issuer by tax authorities: **5000000970**
4. Unique code of the issuer, assigned by registration authorities: **00194-A**
5. Internet page used by the issuer for posting the relevant information: http://www.centertelecom.ru/index.html?d=64
6. Full name of the stock exchange performing the listing of the issuer's securities (the trading arranger who includes the issuer's securities in the list of securities admitted for trading by the trading arranger on securities market): **Public Joint-Stock Company RTS Stock Exchange**
7. Type, category, class of the issuer's securities listed by the stock exchange (which are included by the trading arranger in the list of securities admitted for trading by the trading arranger on securities market): **ordinary registered book-entry shares, preference registered book-entry Class A shares.**
8. Date of execution and number of the agreement based on which the stock exchange performs the listing of the issuer's securities (based on which the trading arranger includes the relevant securities in the list of securities admitted for trading by the trading arranger on securities market): **#001/L/OAO, dated December 7, 2004.**

R. Amaryan
General Director
Joint-Stock Central Telecommunication Company

Seal

Date: December 7, 2004

82-5798

CENTER TELECOM

NOTICE OF A MATERIAL FACT
INFORMATION ON SECURITIES ISSUE UNDERTAKEN BY THE ISSUER

1. Full corporate name of the issuer specifying its organizational and legal form: **Joint-Stock Central Telecommunication Company**

2. Domicile of the issuer: **23 Proletarskaya Street, Khimki, Moscow region, 141400, Russia**

3. Taxpayer Identification Number assigned to the issuer by tax authorities: **5000000970**

4. Unique code of the issuer assigned by registration authorities: **00194-A**

5. Code of the material fact: **0500194A16122004**

6. Address of the web page used by the issuer for posting notices of material facts: http://www.centertelecom.ru/index.html?d=64 .

7. Name of a regularly published printed publication used by the issuer for publishing notices of material facts: **Supplement to FSFM Herald, Rossiiskaya Gazeta**

8. Information on the state registration of the securities issue (additional issue):

Type, category (class), series and other identifying features of the securities:

Preference registered book-entry Class A shares (the "Shares");

Quantity of securities to be placed and nominal value of each piece of securities:

Quantity of the issued shares: 525,992,822 (five hundred twenty five million nine hundred ninety two thousand eight hundred and twenty two) shares, to be placed by converting each preference registered share with a nominal value of RUR0.3 into a preference registered share with a nominal value of RUR3 (three Russian roubles)

Total volume of the share issue (at par): **RUR1,577,978,466**

Mode of securities placement: **conversion of previously placed shares into shares of the same category (type) with the higher nominal values**

Maturity: **not specified for the securities type in question**

Granting pre-emptive right to purchase securities of the issue to shareholders (members) of the issuer: **the Shares are placed by conversion of previously placed shares into shares of the same category (type) with the higher nominal values**

The issue prospectus is registered simultaneously with the state registration of the share issue.

Arrangements for disclosure and provision of access to the information contained in the prospectus of the share issue, including address of Internet page where the prospectus of the share issue is posted, and statement confirming signing of the prospectus by a financial advisor on securities market:

The registered prospectus of the share issue will be available for review on the Internet page at http://www.centertelecom.ru/index.html?d=64 **as of the date of its publishing and until at least 6 months elapse after the date of publishing of the registered report on the results of the securities issue on the Internet page at** http://www.centertelecom.ru/index.html?d=64

As of the date of publishing in the Rossiiskaya Gazeta (the Russian Daily) of the notice of the material fact stating the state registration of the share issue all interested parties will be able to review the prospectus of the securities issue and receive a copy thereof at the following address:

6 Degtiarny Pereulok, Building 2, Moscow, Russia

Contact phone: (+7 095) 793-23-63

The prospectus of the securities issue was signed by a financial advisor on securities market.

Full and abbreviated corporate names of the financial advisor on securities market: **Federal Stock Corporation Public Joint-Stock Company, FSC JSC** (for short).

Domicile of the financial advisor on securities market: **25 Ostozhenka Street, Moscow, 119034, Russia**

Date of the state registration of the share issue, name of the registration authorities, state registration number of the securities issue: **the issue was registered by the Federal Service for Financial Markets, on December 16, 2004, #2-04-00194-A.**

Placement period or the procedure to determine it:

The conversion shall be effected on the 15 (fifteenth) business day as from the day of the state registration of the securities issue.

Placement price of the Shares or the procedure to determine it: **not specified for the mode of placement in question.**

R. Amaryan
General Director,
Joint-Stock Central Telecommunication Company

Date: December 17, 2004 Seal

N 12-5792

CENTER TELECOM

NOTICE OF A MATERIAL FACT
INFORMATION ON SECURITIES ISSUE UNDERTAKEN BY THE ISSUER

1. Full corporate name of the issuer specifying its organizational and legal form: **Joint-Stock Central Telecommunication Company**

2. Domicile of the issuer: **23 Proletarskaya Street, Khimki, Moscow region, 141400, Russia**

3. Taxpayer Identification Number assigned to the issuer by tax authorities: **5000000970**

4. Unique code of the issuer assigned by registration authorities: **00194-A**

5. Code of the material fact: **0500194A16122004**

6. Address of the web page used by the issuer for posting notices of material facts: http://www.centertelecom.ru/index.html?d=64 .

7. Name of a regularly published printed publication used by the issuer for publishing notices of material facts: **Supplement to FSFM Herald, Rossiiskaya Gazeta**

8. Information on the state registration of the securities issue (additional issue):

Type, category (class), series and other identifying features of the securities:

Ordinary registered book-entry shares (the "Shares");

Quantity of securities to be placed and nominal value of each piece of securities:

Quantity of the issued shares: 1,578,006,833 (one billion five hundred seventy eight million six thousand eight hundred and thirty three) shares, to be placed by converting each ordinary registered share with a nominal value of RUR0.3 into an ordinary registered share with a nominal value of RUR3 (three Russian roubles)

Total volume of the share issue (at par): **RUR4,734,020,499**

Mode of securities placement: **conversion of previously placed shares into shares of the same category (type) with the higher nominal values**

Maturity: **not specified for the securities type in question**

Granting pre-emptive right to purchase securities of the issue to shareholders (members) of the issuer: **the Shares are placed by conversion of previously placed shares into shares of the same category (type) with the higher nominal values**

The issue prospectus is registered simultaneously with the state registration of the share issue.

Arrangements for disclosure and provision of access to the information contained in the prospectus of the share issue, including address of Internet page where the prospectus of the share issue is posted, and statement confirming signing of the prospectus by a financial advisor on securities market:

The registered prospectus of the share issue will be available for review on the Internet page at http://www.centertelecom.ru/index.html?d=64 **as of the date of its publishing and until at least 6 months elapse after the date of publishing of the registered report on the results of the securities issue on the Internet page at** http://www.centertelecom.ru/index.html?d=64

As of the date of publishing in the Rossiiskaya Gazeta (the Russian Daily) of the notice of the material fact stating the state registration of the share issue all interested parties will be able to review the prospectus of the securities issue and receive a copy thereof at the following address:

6 Degtiarny Pereulok, Building 2, Moscow, Russia

Contact phone: (+7 095) 793-23-63

The prospectus of the securities issue was signed by a financial advisor on securities market.

Full and abbreviated corporate names of the financial advisor on securities market: **Federal Stock Corporation Public Joint-Stock Company, FSC JSC** (for short).

Domicile of the financial advisor on securities market: **25 Ostozhenka Street, Moscow, 119034, Russia**

Date of the state registration of the share issue, name of the registration authorities, state registration number of the securities issue: **the issue was registered by the Federal Service for Financial Markets, on December 16, 2004, #1-04-00194-A.**

Placement period or the procedure to determine it:

The conversion shall be effected on the 15 (fifteenth) business day as from the day of the state registration of the securities issue.

Placement price of the Shares or the procedure to determine it: **not specified for the mode of placement in question.**

R. Amaryan
General Director,
Joint-Stock Central Telecommunication Company

Date: December 17, 2004

Seal